XTO Energy Underwriting Syndicate Members

Lehman Brothers Inc.
JP Morgan Securities, Inc.
UBS Investment Bank
Banc of America Securities LLC
Barclays Capital
Bear, Stearns & Co., Inc.
BMO Capital Markets
BNP Paribas
Citi
Goldman, Sachs & Co.
Jefferies & Company
Lazard Capital Markets
Morgan Stanley & Co.
RBS Greenwich Capital
Comercia Securities
Fortis Securities LLC
Natexis Bleichroeder Inc.
Piper Jaffray
Wells Fargo Securities